WeShop Holdings Limited
Hawk House
22 The Esplanade
Jersey, JE1 1HH
Channel Islands

https:\\we.shop
Paul Ellerbeck
paul.ellerbeck@we.shop

October 17, 2025

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Adam Phippen

Kate Beukenkamp

Taylor Beech

Re:	WeShop Holdings Limited Registration Statement on Form F-1 Filed September 15, 2025 File No. 333-290275

Ladies and Gentlemen:

This letter is submitted by WeShop Holdings Limited (“we” or the “Company”) in response to comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Company’s Registration Statement on Form F-1 filed on September 15, 2025 (the “Registration Statement”), as set forth in the Staff’s letter dated September 25, 2025 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments is reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently filing a registration statement (the “Amended Registration Statement”), which reflects revisions in response to the Comment Letter and certain other updates. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of the Amended Registration Statement marked to show changes to the Registration Statement.

Registration Statement on Form F-1

Cover Page

1. We note your disclosure that “On March 21, 2024, we sold an aggregate of the equivalent of 12,000 Class A ordinary shares to investors in a private placement, at a price of the equivalent of £5.06 per Class A ordinary share or approximately $6.40 at the spot rate of exchange on that date.” Please revise to include sales prices in more recent private transactions (including high and low sales prices), if applicable.

Company Response: In response to the Staff’s comment, we respectfully advise the Staff that the Company has not entered into any private transactions that determined a sales price for Class A ordinary shares subsequent to March 21, 2024.

Management

Performance Incentive Grants, page 79

2. Please revise your disclosure here and elsewhere as applicable to discuss briefly but in greater detail the meaning of “company value” in connection with the Performance Incentive Grants, that is, by what method or reference point will these valuation targets be measured. In this regard, we note your disclosure laying out the award of stock options contingent upon achievement of certain company valuation targets and that all options are exercisable at a stock price of $2.41. Additionally, please expand your discussion to state the required service conditions (e.g., terms or otherwise) for each party, respectively. We note that it does appear that you have entered into any employment agreements with your directors or officers. Last, please revise your Risk Factors as appropriate to reflect these potential awards and any dilutive impacts. We note your risk factor beginning “You may be diluted by future issuances of preferred shares or additional Class A ordinary shares...” on page 18.

Company Response: In response to the Staff’s comment, we have revised the Amended Registration Statement to discuss the meaning of “company value” and to reflect potential awards and any dilutive impacts.

Principal Shareholders, page 82

3. Please revise this table for consistency with your Registered Shareholders table. For example, it appears John Foley has voting control over the shares owned by FFIH Limited, representing 9.22% of the outstanding Class A Ordinary Shares, yet those shares are not reflected in Mr. Foley’s ownership in this table. Also include the shares held by Max Capital Limited, over which Mr. Foley exercises voting control.

Company Response: In response to the Staff’s comment, we have revised the Amended Registration Statement to reflect the shares over which John Foley exercises voting control.

General

4. In the appropriate places throughout your filing, revise to more explicitly state, if true, that Class A shares will be automatically issued to WePoints holders at the end of the fifth quarter following the date of a transaction without any further action by such holders.

Company Response: In response to the Staff’s comment, we have revised the Amended Registration Statement to clarify that Class A ordinary shares will be issued to users who properly redeem their WePoints.

Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at paul.ellerbeck@we.shop or Christian Nagler of Kirkland & Ellis LLP at +1 (212) 446-4660.

Remainder of page intentionally blank. Signature page follows.

Sincerely,

WESHOP HOLDINGS LIMITED

/s/ Paul Ellerbeck
Name:	Paul Ellerbeck
Title:	Chief Executive Officer

Enclosure

cc: Christian O. Nagler, P.C.

Kirkland & Ellis LLP

John Garner

WeShop Holdings Limited